Exhibit 99.8

PRESS RELEASE

TotalEnergies and Galp Reinforce their Long-Term
Commitment to Namibia in High-Level Presidential Meeting

Windhoek, Namibia – January 30, 2026 – Patrick Pouyanné, Chairman and CEO of TotalEnergies and Paula Amorim, Chairman of Galp, held a joint meeting today with the President of the Republic of Namibia, Netumbo Nandi-Ndaitwah, to reiterate their long-term commitment to the country and provide an update on the progress and next steps of their recently announced partnership across key offshore licenses in the Orange Basin.

This meeting follows the agreement under which TotalEnergies will become operator of Petroleum Exploration License (PEL) 83, home to the Mopane discoveries, while Galp will enter PEL 56 and PEL 91, home to the Venus discovery.

During this meeting, TotalEnergies and Galp reaffirmed their strong confidence towards Namibia as a future oil and gas producing country and reiterated their long-term commitment to the responsible development of Namibia energy resources, nation-wide value creation and close cooperation with government institutions.

The companies updated the Presidency on the transaction and the operatorship transition, highlighted the partnership’s expected contributions to employment, skills development and local industry, and underlined the importance of continued regulatory support for the efficient execution of upcoming project phases.

For the Venus project, with a well-defined development concept, partners are working to secure all conditions enabling a potential final investment decision in 2026. At Mopane, an exploration and appraisal campaign of 3 wells is planned to commence in 2026 to further expand the understanding of the resources and progress the project toward development stage.

“Our partnership with Galp marks an important milestone as Namibia prepares to become an important energy-producing nation. Together, we are committed to developing the country’s deepwater potential responsibly and efficiently, while building long-term value for Namibia and other stakeholders. By aligning our strengths across both Venus and Mopane, we are laying the foundation for a new energy hub in the region—one that combines operational excellence, local development and shared prosperity,” highlighted Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“Solid partnerships are a core pillar of Galp’s growth strategy. The Mopane discoveries represent a transformational opportunity and partnering with a global footprint deep-water leader like TotalEnergies ensures these resources can be developed efficiently and sustainably for the benefit of Namibia and all stakeholders. Our commitment to Namibia has never been stronger. We are confident that this geography will emerge as a relevant future global energy ecosystem”, highlighted Galp’s Chairman, Paula Amorim.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About Galp

Galp is an energy company committed to developing efficient and sustainable solutions in its operations and in the integrated offers it provides to its customers. We create simple, flexible, and competitive solutions for the energy or mobility needs of both large industries and small and medium-sized enterprises, as well as the individual consumer. Our offer includes various forms of energy – from electricity produced with renewable sources to natural gas and liquid fuels. As a producer, we extract oil and natural gas from reservoirs located kilometers below the sea surface, and we are also one of the main Iberian producers of solar-based electricity. We contribute to the economic development of the countries in which we operate and to the social progress of our host communities. Galp directly employs more than 7,000 people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 | presse@totalenergies.com | @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 | ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Galp Media Relations

Diogo Sousa, Pedro Marques Pereira, Gonçalo Venâncio | galp.press@galp.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).